Exhibit 99.1

(1)  The shares of Redeemable Preferred Stock were redeemed by Compass Minerals
     International, Inc. prior to the consummation of the initial public offering of the Common Stock on December 17, 2003. The shares of Redeemable
     Preferred Stock were owned of record by YBR Holdings, LLC ("Holdings"), YBR
     Netherlands I, L.P. ("Netherlands I"), and YBR Netherlands II, L.P.
     ("Netherlands II," and together with Holdings and Netherlands I, the
     "Apollo Funds"). Of the 11,462,064 shares of Common Stock held by the
     Apollo Funds, Holdings is the record owner of 10,443,642 shares,
     Netherlands I is the record owner of 514,211 shares and Netherlands II is the record owner of 514,211 shares. Apollo Management V, L.P.
     ("Management") serves as the manager of Holdings. Holdings is the general partner of each of Netherlands I and Netherlands II. Apollo Investment Fund
     V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V
     (A), L.P., Apollo Netherlands V (B), L.P. and Apollo German Partners V GmbH
     & Co. KG are all members of Holdings (collectively, the "Apollo Members").
     AIF V Management, Inc. ("AIF V") is the general partner of Management.
     Apollo Advisors V, L.P. ("Advisors") is the general partner of each of the
     Apollo Members. Apollo Capital Management V, Inc. ("ACM V") is the general partner of Advisors. The Apollo Funds, the Apollo Members, Management,
     Advisors, AIF V and ACM V, and Messrs. Leon Black and John Hannan, the
     executive officers and directors of AIF V and ACM V, disclaim ownership of all shares in excess of their pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.